

_By Electronic Mail_

March 20, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     First Trust Exchange-Traded Fund IV
        Issuer CIK:      0001517936
        Issuer File Number:   333-174332 / 811-22559
        Form Type:     8-A12B
        Filing Date:     March 20, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated February 26, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Vest Dow Jones Internet & Target Income ETF (FDND)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications